Exhibit 99.1

TriNet Group, Inc. Announces Intention to Launch a Combined $1 Billion Fixed Price Tender Offer and Repurchase from Atairos, each at a Price of $107 Per Share of Common Stock

Dublin, CA — July 31, 2023 — TriNet Group, Inc. (NYSE: TNET), a leading provider of comprehensive and flexible human capital management (HCM) solutions for small and medium-size businesses (SMBs), today announced its plan to launch a fixed price tender offer (the “Tender Offer”) to repurchase approximately $640 million in value of shares of TriNet common stock (the “shares”) at a price of $107.00 per share, which is expected to commence on August 1, 2023. In addition, the Company signed a separate agreement on July 30, 2023 (the “Repurchase Agreement”) to repurchase a minimum of approximately $360 million in value of shares from affiliates of its largest stockholder, Atairos Group, Inc. (collectively, “Atairos”). Assuming the Tender Offer is fully subscribed, both transactions together will result in the repurchase of approximately $1 billion in shares.

“Today is an exciting day for TriNet as we announce our intention to launch transactions to buy back $1 billion of TriNet stock,” said Burton M. Goldfield, TriNet’s President and CEO. “For some time, we have believed that TriNet’s stock represents significant value, especially in light of our recent financial and operating performance. With our optimism around our long-term outlook, we believe now is a great time to take bold action around our capital structure.”

“We have long valued Atairos’ share ownership and Board of Directors participation,” Goldfield continued. “As a part of these buybacks, Atairos intends to maintain its current approximate pro rata percentage ownership, but has also agreed to sell additional shares if our tender offer is undersubscribed, potentially reducing their ownership to no less than 30%. We welcome their continued ownership and Board participation.”

“TriNet is a dynamic growth company with a proven business model and strong corporate cash flows,” said Kelly Tuminelli, TriNet’s Chief Financial Officer. “Through this action, we are using our financial resources to reduce TriNet’s overall weighted average cost of capital. This is in line with our recently announced financial policy, while accreting long term value for all of our shareholders.”

The Tender Offer will provide that the Company repurchase for cash up to 5,981,308 shares (representing approximately $640 million in value of shares) at a price of $107.00 per share (the “Purchase Price”), less any applicable withholding taxes and without interest. The Tender Offer is expected to commence on August 1, 2023 and expire at 12:00 midnight, New York City time, at the end of the day on August 28, 2023 (the “Expiration Date”), unless extended or terminated.

The Repurchase Agreement, which was executed on July 30, 2023, provides that TriNet will repurchase for cash a minimum of 3,364,486 shares (representing approximately $360 million in value of shares) from Atairos at the purchase price set forth in the Tender Offer, but not less than $107.00 per share (the “Atairos Commitment Amount”). Atairos beneficially owns 21,450,259 shares as of the date hereof (representing approximately 36% of the Company’s outstanding shares as of July 27, 2023) and, assuming the full subscription of the Tender Offer, Atairos will continue to own approximately 36% of the Company’s outstanding shares following the repurchase.

If the Tender Offer is not fully subscribed, but at least 3,644,859 shares are properly tendered and not properly withdrawn pursuant to the Tender Offer, Atairos has agreed to increase the number of shares to be sold to the Company under the Repurchase Agreement and will sell an additional number of shares equal to the difference between the number of shares offered to be repurchased pursuant to the Tender Offer and the number of shares actually repurchased in the Tender Offer such that the total share value of both transactions remains $1 billion; provided that such increase does not cause Atairos to beneficially own less than 33% of the Company’s outstanding shares immediately following the closing of the Share Repurchase (taking into account the shares purchased in the Tender Offer), which percent may be further reduced to 30% at Atairos’ sole discretion. If the Tender Offer is not fully subscribed and fewer than 3,644,859 shares are properly tendered and not properly withdrawn pursuant to the Tender Offer, the Company will repurchase that number of shares properly tendered and not properly withdrawn pursuant to the Tender Offer and, unless Atairos agrees to further reduce its ownership level, the Company will repurchase only the Atairos Commitment Amount from Atairos under the Repurchase Agreement.

The Share Repurchase is expected to close on the 11th business day following the Expiration Date, or September 13, 2023. The Share Repurchase is conditioned upon, among other matters, the completion of the Tender Offer, which, in turn, is subject to certain conditions, including the receipt of financing. These transactions will be made under TriNet’s $1 billion stock repurchase program increase announced on July 26, 2023.

Assuming that the conditions to the Tender Offer are satisfied or waived and the Tender Offer is fully subscribed, the Company would purchase 5,981,308 shares pursuant to the Tender Offer and 3,364,486 shares pursuant to the Share Repurchase for an aggregate of 9,345,794 shares, representing approximately 16% of the Company’s outstanding shares as of July 27, 2023.

The Tender Offer and the Share Repurchase have been authorized and approved by the Company’s Board of Directors, the Finance and Audit Committee of the Board of Directors and the members of the Board of Directors who are independent of Atairos. However, neither the Company nor any member of the Board of Directors has made, or is making, any recommendation to stockholders as to whether they should tender or refrain from tendering their shares. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender. Stockholders are urged to discuss their decisions with their tax advisor, financial advisor and/or broker.

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Certain Information Regarding the Tender Offer

The information in this press release describing the Tender Offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares in the Tender Offer. TriNet has not yet commenced the Tender Offer described herein, and there can be no assurance that TriNet will commence the Tender Offer on the terms described in this press release. The Tender Offer will be made only pursuant to the Offer to Purchase and the related materials that the Company will file with the SEC, and will distribute to its stockholders, as they may be amended or supplemented, on the commencement date of the Tender Offer. Stockholders should read the Offer to Purchase and related materials carefully and in their entirety because they will contain important information, including the terms and conditions of the Tender Offer. When they are available, stockholders of the Company may obtain a free copy of the Tender Offer statement on Schedule TO, the Offer to Purchase and other documents that the Company will file with the SEC from the SEC’s website at www.sec.gov. When they are available, stockholders also will be able to obtain a copy of these documents, without charge, from D.F. King & Co., Inc., toll free at (800) 431-9643. Stockholders are urged to carefully read all of those materials when they become available prior to making any decision with respect to the Tender Offer.

About TriNet

TriNet (NYSE: TNET) provides small and medium-size businesses with full-service industry-specific HR solutions, providing both professional employer organization and human resources information system services. TriNet offers access to human capital expertise, benefits, risk mitigation, compliance, payroll, and R&D tax credit services, all enabled by industry-leading technology. TriNet’s suite of products also includes services and software-based solutions to help streamline workflows by connecting HR, benefits, employee engagement, payroll and time & attendance. Rooted in more than 30 years of supporting entrepreneurs and adapting to the ever-changing modern workplace, TriNet empowers SMBs to focus on what matters most-growing their business and enabling their people.

Forward Looking Statements

This press release contains forward-looking statements that are based on TriNet’s current expectations. Such statements include TriNet’s plan to initiate the Tender Offer and ability to complete the Share Repurchase on the terms and timing described herein, or at all. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, including investor demand, market conditions, customary closing conditions and other factors. There can be no assurance that TriNet will complete the Share Repurchase or initiate the Tender Offer. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected. More information about potential risk factors that could affect TriNet and its results is included in TriNet’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2022 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023 and June 30, 2023. TriNet does not assume any obligation to update the forward-looking information contained in this press release.

Media Contact:	Investor Relations Contact:

Renee Brotherton / Josh Gross	Alex Bauer

renee.brotherton@trinet.com	investorrelations@trinet.com

josh.gross@trinet.com	(510) 875-7201

(408) 646-5103 / (347) 432-8300

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